Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company:

GOLD ROYALTY CORP.

1830-1188 West Georgia Street

Vancouver, British Columbia V6E 4A2

2.	Date of Material Change:

The material change described in this report occurred on May 31, 2024.

3.	News Release:

On May 31, 2024, Gold Royalty Corp. (the “Company”) issued a news release through the facilities of Canada Newswire, a copy of which has been filed on SEDAR+.

4.	Summary of Material Change:

On May 31, 2024, the Company closed its previously announced public offering (the “Offering”) of units of the Company (the “Units”). Pursuant to the Offering, the Company issued, on a bought deal basis, an aggregate of 20,058,300 Units, including 2,616,300 Units pursuant to the full exercise of the over-allotment option, at a price of US$1.72 per Unit for aggregate gross proceeds of US$34,500,276.

5.	Full Description of Material Change:

On May 31, 2024, the Company closed Offering of the Units. Pursuant to the Offering, the Company issued, on a bought deal basis, an aggregate of 20,058,300 Units, including 2,616,300 Units pursuant to the full exercise of the over-allotment option, at a price of US$1.72 per Unit for aggregate gross proceeds of US$34,500,276. of Units.

The Offering was completed pursuant to an underwriting agreement dated May 28, 2024, between the Company and a syndicate of underwriters led by National Bank Financial Inc. and BMO Capital Markets Corp. as joint bookrunners, and including H.C. Wainwright & Co., LLC, Haywood Securities Inc., Raymond James Ltd. and Scotia Capital Inc.

Each Unit consists of one common share of the Company (each, a “Common Share”) and one common share purchase warrant (each, a “Warrant”). Each Warrant is exercisable to acquire one Common Share of the Company for a period of thirty-six months after closing at an exercise price of US$2.25. The Common Shares issued pursuant to the Offering have been listed on the NYSE American LLC (“NYSE American”). The Company has applied to list the Warrants on the NYSE American under the symbol “GROY.WS” following closing of the Offering. Listing will be subject to fulfilling all listing requirements of the NYSE American. As a result, the Warrants are not yet tradeable over the facilities of the NYSE American.

The Company intends to use the net proceeds of the Offering to fund a portion of the consideration under its previously announced proposed acquisition of a copper stream in respect of the Vares Silver Project, operated by a subsidiary of Adriatic Metals plc and located in Bosnia and Herzegovina pursuant to a purchase and sale agreement between the Company and OMF Fund III (Cr) Ltd., an entity managed by Orion Mine Finance Management LP.

Certain directors and officers of the Company (the “Insiders”) purchased an aggregate of 796,514 Units pursuant to the Offering, representing approximately 4.0% of the total number of Units issued under the Offering.

Participation by the Insiders in the Offering was considered a “related party transaction” pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The sale of Units to the Insiders was exempt from the requirements to obtain a formal valuation or minority shareholder approval in connection with the Insiders’ participation in the Offering pursuant to sections 5.5(a) and 5.7(1)(a) of MI 61-101 as neither the fair market value of any securities issued to, nor the consideration paid by, the Insiders exceeded 25% of the Company’s market capitalization. The board of directors of the Company has approved the Offering, the related party transaction with the Insiders and all ancillary matters. The Company did not file this material change report 21 days prior to closing the Offering as the Company was not aware of the level of insider participation in the Offering at such time and the Company wished to close the transaction as soon as practicable for sound business reasons.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

The following executive officer of the Company is knowledgeable about the material change and this report and may be contacted respecting the material change and this report:

Andrew Gubbels

Chief Financial Officer

Telephone: (604) 396-3066

9.	Date of Report:

May 31, 2024